                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                              Cygne Designs, Inc.
                        ------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   232556100
                                 ------------
                                (CUSIP Number)

          Samuel P. Fried, Esq., Vice President and General Counsel,
        The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216
                                (614) 415-7199
     --------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 11, 1997
                           -------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100                                            Page 2 of 7 Pages

(1)  Names of Reporting Persons
     S.S. or I.R.S. Identifica-
     tion Nos. of Above Persons       Limited Direct Associates, L.P.
                                      IRS #: 31-1251727
______________________________________________________________________
(2)  Check the Appropriate Box                 (a)
                                               -----------------------
     if a Member of a Group                    (b)       X
                                               -----------------------
______________________________________________________________________
(3)  SEC Use Only
______________________________________________________________________
(4)  Source of Funds
______________________________________________________________________
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
______________________________________________________________________
(6)  Citizenship or Place of
     Organization                           Delaware
______________________________________________________________________
Number of Shares       (7) Sole Voting Power               0*
Beneficially Owned  --------------------------------------------------
by Each Reporting      (8) Shared Voting Power             0*
Person With         --------------------------------------------------
                       (9) Sole Dispositive Power          0*
                    --------------------------------------------------
                      (10) Shared Dispositive Power        0*
----------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                        0*
______________________________________________________________________
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
______________________________________________________________________
(13) Percent of Class Represented
     by Amount in Row 11                                   0%*
______________________________________________________________________
(14) Type of Reporting Person                              PN



------------------

*  See Item 4(c).

CUSIP No. 232556100                                            Page 3 of 7 Pages


(1)  Names of Reporting Persons
     S.S. or I.R.S. Identifica-
     tion Nos. of Above Persons       Limited Direct, Inc.
                                      IRS #:  51-0301511
______________________________________________________________________
(2)  Check the Appropriate Box                 (a)
                                               -----------------------
     if a Member of a Group                    (b)        X
                                               -----------------------
______________________________________________________________________
(3)  SEC Use Only
______________________________________________________________________
(4)  Source of Funds
______________________________________________________________________
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
______________________________________________________________________
(6)  Citizenship or Place of
     Organization                        Delaware
______________________________________________________________________
Number of Shares       (7) Sole Voting Power               0*
Beneficially Owned  --------------------------------------------------
by Each Reporting      (8) Shared Voting Power             0*
Person With         --------------------------------------------------
                       (9) Sole Dispositive Power          0*
                    --------------------------------------------------
                      (10) Shared Dispositive Power        0*
----------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                        0*
______________________________________________________________________
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
______________________________________________________________________
(13) Percent of Class Represented
     by Amount in Row 11                                   0%*
______________________________________________________________________
(14) Type of Reporting Person                              CO



------------------

*  See Item 4(c).

CUSIP No. 232556100                                            Page 4 of 7 Pages


(1)  Names of Reporting Persons
     S.S. or I.R.S. Identifica-
     tion Nos. of Above Persons       The Limited, Inc.
                                      IRS #:  31-1029810
______________________________________________________________________
(2)  Check the Appropriate Box                 (a)
                                               -----------------------
     if a Member of a Group                    (b)        X
                                               -----------------------
______________________________________________________________________
(3)  SEC Use Only
______________________________________________________________________
(4)  Source of Funds
______________________________________________________________________
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
______________________________________________________________________
(6)  Citizenship or Place of
     Organization                        Delaware
______________________________________________________________________
Number of Shares       (7) Sole Voting Power               0*
Beneficially Owned  --------------------------------------------------
by Each Reporting      (8) Shared Voting Power             0*
Person With         --------------------------------------------------
                       (9) Sole Dispositive Power          0*
                    --------------------------------------------------
                      (10) Shared Dispositive Power        0*
----------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                        0*
______________________________________________________________________
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
______________________________________________________________________
(13) Percent of Class Represented
     by Amount in Row 11                                   0%*
______________________________________________________________________
(14) Type of Reporting Person                              CO



------------------

*  See Item 4(c).

CUSIP No. 232556100                                            Page 5 of 7 Pages


             CONTINUATION PAGES OF AMENDMENT NO. 3 TO SCHEDULE 13D


                 This Amendment No. 3 to Statement on Schedule 13D amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on April 15, 1994 (the "Schedule 13D"), as amended by Amendment No. 1, filed with the Commission on May 23, 1994 ("Amendment No. 1"), and Amendment No. 2 filed with the Commission on October 14, 1994 ("Amendment No. 2"), by Limited Direct Associates, L.P. ("LDA"), a Delaware limited partnership, Limited Direct, Inc. ("Limited Direct"), a Delaware corporation and the general partner of LDA, and The Limited, Inc. ("Limited"), a Delaware corporation and the parent of Limited Direct and ultimate parent of LDA, relating to the beneficial ownership of the common stock, $.01 per share par value (the "Common Stock"), of Cygne Designs, Inc., a Delaware corporation ("Cygne" or "Issuer").

                 In accordance with Rule 101(a)(2)(ii) of Regulation S-T, this initial electronic filing does not restate Schedule 13D since this filing reports a change in the beneficial ownership of the Issuer which terminates LDA's reporting obligation. Items 4, 5, 6 and 7 of the
       Schedule 13D are hereby amended.

       Item 4.  PURPOSE OF TRANSACTION.

                 (c) Pursuant to a Stock Purchase Agreement, dated November 11, 1997, LDA has agreed to sell all of its 854,319 shares of Common Stock of the Issuer to Bernard M. Manuel and Stuart B. Katz at a price of $.45 per share at a closing presently scheduled to take place on December 3, 1997.

       Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Reference is made to Rows (11) and (13) of each cover page.

                 (b) Reference is made to Rows (7) through (10) of each cover page.

                  (e)  November 11, 1997 (see Item 4(c) above).

CUSIP No. 232556100                                            Page 6 of 7 Pages


       Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 On November 11, 1997, LDA entered into a Stock Purchase Agreement with Bernard M. Manuel and Stuart B. Katz, a copy of which is included as Exhibit 13 to this Amendment No. 3 and which is incorporated herein by reference.

       Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 13 Stock Purchase Agreement, dated November 11, 1997, among LDA, Bernard M. Manuel and Stuart B. Katz

CUSIP No. 232556100                                            Page 7 of 7 Pages


       SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  November 11, 1997


                                 LIMITED DIRECT ASSOCIATES, L.P.
                                 By:  LIMITED DIRECT, INC., as
                                        General Partner



                                 By: /s/ William K. Gerber
                                     --------------------------
                                     William K. Gerber
                                     Vice President


                                 LIMITED DIRECT, INC.


                                 By: /s/ William K. Gerber
                                     --------------------------
                                     William K. Gerber
                                     Vice President


                                 THE LIMITED, INC.


                                 By: /s/ William K. Gerber
                                     --------------------------
                                     William K. Gerber
                                     Vice President-
                                       Corporate Controller